UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

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NORTH AMERICAN GALVANIZING & COATINGS, INC.

(Name of Subject Company)

NORTH AMERICAN GALVANIZING & COATINGS, INC.

(Name of Person(s) Filing Statement)

_____________________

Common Stock, par value $0.10 per share

(Title of Class of Securities)

_____________________

65686Y109

(CUSIP Number of Class of Securities)

_____________________

David H. Dingus

President and Chief Executive Officer

North American Galvanizing & Coatings, Inc.

c/o AZZ incorporated

One Museum Place, Suite 500

3100 West 7th Street

Fort Worth, Texas

(817) 810-0095

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

______________________

With copies to:

Edward P. Smith, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, New York 10112 (212) 408-5371	S. Benton Cantey, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 (817) 878-3559

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Amendment No. 2 to Schedule 14D-9

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by North American Galvanizing & Coatings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on May 7, 2010 relating to the tender offer by Big Kettle Merger Sub, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of AZZ incorporated, a Texas corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC by Purchaser and Parent on May 7, 2010, to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of the Company, at a purchase price of $7.50 per Share, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in this Schedule as the “Offer.” The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“Expiration of the Offer

The Offer expired at 5:00 p.m., Central Daylight Saving Time, on June 14, 2010 (the “Expiration Time”). Based on information from the depositary, as of the Expiration Time, a total of approximately 12,900,591 Shares were validly tendered and not withdrawn pursuant to the Offer. The depositary has also advised that an additional 117,395 Shares have been tendered subject to guaranteed delivery procedures. These Shares (together with (x) the Shares beneficially owned by Parent, Purchaser or their respective subsidiaries and (y) the Shares that are issuable upon exercise of options, that are held in trust pursuant to the Company’s Director Stock Unit Program or that constitute restricted shares, in each case which the Purchaser has an option to purchase) represent approximately 83% of the Company’s outstanding Shares determined on a fully diluted basis.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition under the Merger Agreement. All Shares that were validly tendered in the Offer and not withdrawn have been accepted for payment, and Purchaser will pay for all such Shares promptly.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger

Amendment No. 2 to Schedule 14D-9

Agreement and in accordance with the Delaware General Corporation Law, Purchaser will merge with and into the Company, and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than Shares held in the treasury of the Company or owned by Parent, Purchaser or any of their subsidiaries, and Shares held by stockholders who properly demand appraisal rights). Following the effective time of the Merger, the Company will continue as an indirect wholly owned subsidiary of Parent. The closing of the Merger is subject to approval by holders of two-thirds of the voting power of the outstanding Shares entitled to vote at a meeting of the stockholders of the Company, voting together as a single class. As a result of the number of Shares tendered in the Offer, Purchaser holds a sufficient number of Shares such that the vote of any other stockholder of the Company will not be required to approve the Merger.

On June 14, 2010, Parent issued a press release announcing that Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn prior to the Expiration Time. The full text of the press release is attached hereto as Exhibit (a)(1)(L) and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibits:

Exhibit	Description

(a)(1)(L)

Press Release, dated June 14, 2010, regarding expiration of the Offer (incorporated by reference to Exhibit (a)(1)(J) to the Amendment No. 2 to the Schedule TO filed by Parent and Purchaser on June 15, 2010).

Amendment No. 2 to Schedule 14D-9

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2010

North American Galvanizing & Coatings, Inc.
By:	/s/ David H. Dingus
Name:	David H. Dingus
Title:	President and Chief Executive Officer